[redacted]

09040116

SECUI COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53687

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
First American Capital and Trading Corporation Corp.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1499 West Palmetto Park Road, Suite 250
(No. and Street)

Boca Raton	Florida	33486
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert De Vito 561-948-7474
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 26 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Robert De Vito, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or ______________________________, as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Notary Public State of Florida
Roger L Shaffer Jr
My Commission DD664283
Expires 06/09/2011

Signature

Chief Financial Officer
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST AMERICAN CAPITAL AND TRADING CORP.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008 AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FIRST AMERICAN CAPITAL AND TRADING CORP.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

Report of Independent Certified Public Accountants

Board of Directors
First American Capital and Trading Corp.

We have audited the accompanying statement of financial condition of First American Capital and Trading, Corp., a wholly-owned subsidiary of Ava Holdings, Corp. as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Capital and Trading Corp. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 12, 13 and 14 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

February 24, 2009

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

FIRST AMERICAN CAPITAL AND TRADING CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets

Cash and cash equivalents	$ 22,053
Clearing deposits held by clearing broker	504,092
Due from clearing broker	398,657
Accounts receivable	20,940
Due from affiliate	141,900
Prepaid and other assets	53,136
Property and equipment (net of accumulated depreciation of $62,073)	27,885
	$ 1,168,663

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 100,784
Payable to brokers and dealers	192,854
Total liabilities	293,638
Stockholder's Equity:	
Common stock, $.01 par value; 10,000 shares Authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	1,101,490
Deficit	(226,475)
Total stockholder's equity	875,025
	$ 1,168,663

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN CAPITAL AND TRADING CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 8,335,373
Gain on trading	2,075,036
Interest and dividends	142,267
Other	98,142
Total revenue	10,650,818
Expenses:	
Commissions	6,792,870
Clearing costs and other transaction costs	993,429
Employee compensation and benefits	628,138
Communications and data processing	172,780
Management fees	1,609,679
Occupancy	92,748
General and administrative	86,700
Professional services	85,383
Quotes and research	39,426
Interest expense	11,355
Licenses and registration	64,498
Depreciation	11,128
Insurance	85,720
Total expenses	10,673,854
Net loss before tax benefit	(23,036)
Income tax benefit	3,000
Net loss after tax benefit	$ (20,036)

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN CAPITAL AND TRADING CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-In		
	Shares	Amount	Capital	(Deficit)	Totals
Balance at January 1, 2008	1,000	$ 10	$ 1,101,490	$ (206,439)	$ 895,061
Capital contribution	-	-		-	
Net loss	-	-	-	(20,036)	(20,036)
Balance at December 31, 2008	1,000	$ 10	$1,101,490	$ (226,475)	$ 875,025

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN CAPITAL AND TRADING CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net loss	$ (20,036)
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	11,128
Changes in certain assets and liabilities:	
Cash deposited with clearing broker	15,188
Due from clearing broker	430,262
Accounts receivable	68,384
Prepaid assets and other assets	4,124
Due from affiliate	(3,000)
Accounts payable and accrued expenses	(80,852)
Payable to brokers and dealers	(207,481)
Total cash provided by operating activities	217,717
Cash flows from investing activities:	
Purchase of fixed assets	(9,276)
Total cash used in investing activities	(9,276)
Cash flows from financing activities:	
Repayment of subordinated debt	(250,000)
Total cash used in financing activities	(250,000)
Net decrease in cash	(41,559)
Cash and cash equivalents at beginning of year	63,612
Cash and cash equivalents at end of year	$ 22,053
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 11,355
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

First American Capital and Trading Corp. (the "Company") was incorporated in the state of Florida on January 1, 2002. The Company operates as a registered securities broker-dealer under the rules of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of AVA Holding Corp. ("Ava").

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment advisory, and venture capital businesses. The Company manages its customer accounts through Ridge Clearing & Outsourcing Solutions, Inc. ("Ridge") on a fully disclosed basis. Ridge provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions that are in excess of the insured limit.

Cash deposits with clearing broker - Cash deposits with clearing broker consist of funds on deposit with the Clearing Brokers pursuant to the Company's clearing agreements.

Due from clearing broker - Due from clearing broker represents commissions and other monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results.

Property and equipment - Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets

Payable to broker-dealers – Payable to broker-dealers includes money due broker-dealers who trade through the Company.

Securities transactions – Proprietary securities in regular-way trades are recorded on the trade date, as if they settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments – Cash, commissions receivable, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Income taxes - The Company is included in the consolidated tax return filed by Ava. Income taxes are calculated as if the Company filed on a separate basis, and the amount of current tax or refund receivable is either remitted to or received from Ava.

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards, and tax credit carryforwards and differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Statement of comprehensive income – A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as net income for the period presented herein.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company pays a monthly management fee to Ava. Total management fee expense was $1,609,679 for the year ended December 31, 2008. As of December 31, 2008, the Company owed Ava $69,148 for management fees.

4. CONTRACTUAL COMMITMENTS

Office Lease – The Company leased office space in Boca Raton, Florida on June 1, 2007 for sixty months terminating May 31, 2012. The initial monthly rental was $7,441 per month plus sales tax and each year thereafter increases at a prescribed rate.

The following are future minimum lease payments as of December 31, 2008:

2009	95,045
2010	98,854
2011	102,809
2012	43,535
	$ 340,243

Rent expense for the year ended December 31, 2008 was $92,748.

Licenses – The Company currently leases various licenses and other intangible products to provide access to trading platforms and other communications and data processing portals. Included with the license agreements, computer terminals and/or computer monitors may also be provided. The lease agreements are primarily for a two year term and automatically renew for additional two year terms. Total lease expense for these communications and data processing portals totaled $145,948.

Litigation – From time to time the Company is exposed to claims and legal actions in the normal course of business, some of which are initiated by the Company. The Company intends to vigorously defend any actions presently underway or arising in the future and management believes the actions will have no material effect on its financial operations.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company will periodically sell securities that it does not currently own (short sales) and will therefore be obligated to purchase such securities at a future date, however, the Company does not have any of those securities at December 31, 2008.

In the normal course of business, the Company's customer securities activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (continued)

The Company's customers' securities activities are transactions either on a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory levels and, pursuant to regulatory guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers' obligations. The Company controls this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. SUBORDINATED BORROWINGS

During 2008, the Company repaid a subordinated note in the amount of $250,000.

7. INCOME TAXES

The income tax benefit is estimated at 13%, which represents a combined rate for federal and state obligations. The tax expense of the Company is treated as if the Company remitted its liability to the Parent, and the intercompany accounts have been adjusted accordingly.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1) which requires the maintenance of minimal net capital requirement and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company had net capital of $531,093 which was $281,093, in excess of its required net capital of $250,000. The company had a ratio of aggregate indebtedness to capital of 72.2% based on a aggregated indebtedness of $383,501 as of December 31, 2008.

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the respondent's corresponding unaudited Form X-17A-5, Part II A filing as of December 31, 2008.

FIRST AMERICAN CAPITAL AND TRADING CORP.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Computation of basic net capital requirements:	
Total stockholders' equity	$ 872,025
Total capital and allowable subordinated borrowings	
Deductions and/or charges:	
Non-allowable assets	
Accounts receivable	20,940
Prepaid expenses	47,544
Other current asset	2,086
Property and equipment, net	27,885
Due from affiliate	141,900
Deposits	3,306
Clearing deposit due third parties (not included on page 2)	99,993
Total non-allowable assets	343,654
Net capital before haircuts and securities positions	531,371
Haircuts	278
Net capital	531,093
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($25,567)	
Minimum dollar net capital requirement for this broker-dealer ($250,000)	
Net capital requirement (greater of above two requirements)	250,000
Net capital in excess of required minimum	$ 281,093
Excess net capital at 100%	$ 492,743
Reconciliation:	
Net capital, per pages 9-10 of the December 31, 2008, unaudited Focus Report, as filed	$531,094
Rounding	(1)
Net capital, per December 31, 2008, audited report, as filed.	$ 531,093

The clearing deposit due third parties is netted to zero on the statement of financial condition.

The auditors' report and accompany notes are an integral part of these supplemental schedules.

FIRST AMERICAN CAPITAL AND TRADING CORP.
COMPUTATION AND RECONCILIATION AGGREGATE INDEBTEDNESS UNDER
RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	100,784
Commissions payable		192,854
Total aggregate indebtedness included in Statement of Financial Condition		293,638
Plus: Deposit due customer (not included on page 2)		99,993
Less: Non allowed liability		(10,130)
Total aggregate indebtedness	$	383,501
Percentage of aggregate indebtedness to net capital		72.2%

FIRST AMERICAN CAPITAL AND TRADING CORP.
SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2008

Balance, January 1, 2008	$ 250,000
Issuance of subordinated loans	-
Repayment of subordinated loans	(250,000)
Balance, December 31, 2008	$ -

FIRST AMERICAN CAPITAL AND TRADING CORP.
SCHEDULE OF EXEMPTIVE PROVISIONS UNDER RULE 15c-3-3
AS OF DECEMBER 31, 2008

In the opinion of management, the Company has complied with the exemptive provisions under Rule 15c3-3. The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) of the rule.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
First American Capital and Trading Corp.

In planning and performing our audit of the financial statements of First American Capital and Trading Corp. (the "Company") a wholly-owned subsidiary of Ava Holding Corp., for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 24, 2009